NO ACT

PE
12-22-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





Received SEC
JAN 1 1 2010
Washington, DC 20549

January 11, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-11-2010

Matthew Lepore
Vice President, Chief Counsel – Corporate Governance
Assistant General Counsel
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Pfizer Inc.
Incoming letter dated December 22, 2009

Dear Mr. Lepore:

This is in response to your letters dated December 22, 2009 and January 5, 2010 concerning the shareholder proposal submitted to Pfizer by Barbara J. Klinker. We also have received a letter from the proponent dated December 26, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Barbara J. Klinker

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pfizer Inc.
Incoming letter dated December 22, 2009

The proposal relates to evaluating healthcare benefit plans.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Pfizer's request, documentary support indicating that she has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Pfizer relies.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755



Matthew Lepore
Vice President, Chief Counsel-Corporate Governance
Assistant General Counsel

January 5, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Pfizer Inc.*
Supplemental Letter Regarding the Shareholder Proposal of Barbara Klinker
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 22, 2009, Pfizer Inc. (the "Company") submitted a letter (the "No-Action Request"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Barbara Klinker (the "Proponent"). The No-Action Request indicated our belief that the Proposal could be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) as well as pursuant to Rule 14a-8(i)(7) of the Securities Exchange Act of 1934, as amended.

We write supplementally to notify the Staff that the Company received a letter via facsimile on December 23, 2009 (the day after the No-Action Request was filed) from the Proponent's broker attempting to verify the Proponent's ownership of Company shares (the "Broker Letter"). *See* Exhibit A. The Broker Letter was submitted to the Company 30 days after the Proponent received the Company's request for verification from the Proponent of her eligibility to submit the Proposal (the "Deficiency Notice"). In view of the untimely provision of the Broker Letter, the Company asks that the Staff concur that it may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate her eligibility to submit the Proposal under Rule 14a-8(b) in compliance with the schedule provided for in the rules.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within 14 days. As discussed in the No-Action Request, the Company satisfied its obligation under Rule 14a-8 by transmitting the Deficiency Notice to the Proponent in a timely manner.

The Proponent did not verify her ownership of Company shares within 14 days after receiving the Deficiency Notice. The Staff previously has permitted companies, in circumstances similar to the instant case, to omit shareholder proposals pursuant to Rule 14a-8(f) where the shareholder responded to the company's proper deficiency notice after more than 14 days. For example, in *Qwest Communications International Inc.* (avail. Nov. 5, 2009), the Staff concurred with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent provided ownership proof 32 days after receiving the company's deficiency notice. *See also General Electric Co.* (avail. Dec. 31, 2007) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent provided ownership proof 17 days after receiving the company's deficiency notice); *Exxon Mobil Corp.* (avail. Feb. 28, 2007) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent provided ownership proof 32 days after receiving the company's deficiency notice); *General Electric Co.* (avail. Jan. 9, 2006) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent provided ownership proof 22 days after receiving the company's deficiency notice).

Just as in the precedent cited above, the Proponent did not provide timely evidence of her ownership of Company shares, and therefore the Proposal may be excluded pursuant to Rule 14a-8(f). Accordingly, based upon the foregoing analysis, and our arguments set forth in the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials.

If we can be of any assistance in this matter, please do not hesitate to call me at (212) 733-7513 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653. Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent.

Sincerely,



Matthew Lepore

Enclosure

cc: Barbara Klinker

100786610_4.DOC

Exhibit A

Charles SCHWAB

2423 E. Lincoln Drive, Phoenix Arizona 85016

Suzanne Yrolon, Senior Manager/Corporate Governance
Pfizer Incorporated
235 E. 42nd Street
New York, NY 10017-5755

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Suzanne:

Charles Schwab & Co., Inc. is the record holder of 400 shares of Pfizer Incorporated common stock that are held on behalf of our client, Mrs. Barbara J. Klinker. These shares are held, continue to be held, and have been continuously held for our client for a period or more than one year as of November 4th, 2009.

If you have any further questions, please do not hesitate to contact me.

Thank you,



Signature (on behalf of Charles Schwab & Co., Inc.

Jana Tongson
Printed Name

12-21-09
Date



RECEIVED

2010 JAN -5 AM 10: 56

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

*** FISMA & OMB Memorandum M-07-16 ***

26 December 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Greetings:

This letter is in reply to Pfizer Inc.'s proposal to omit my shareholder proposal.

As soon as Pfizer, Inc. notified me of the need to provide the requisite proof of continuous stock ownership I called my financial advisor Mr. John Wolfe in Portage, MI. He in turn called Charles Schwab where the request found its way to the appropriate party. Notice of the requisite proof was provide to Pfizer on 20 Dec 09.

Owners of a corporation certainly have an interest in how the corporation conducts business operations. If owners of Pfizer stock were only interested in share price, very few people would hold Pfizer stock. Shareholders who happen to be related to Pfizer through former employment associations are especially concerned with how Pfizer conducts it business and especially how it formulates its health insurance benefits for retirees. As owners of Pfizer, Inc we retirees must have a voice. There are a lot of unanswered questions with Pfizer's changes to their health insurance plan for 2010. If Pfizer, Inc forwarded my full proposal, you have a sense for what was to be addressed.

While I am confident that you will support corporate America in your finding. An exception would send a message that is needed. Corporations must be held accountable to their shareholders through more than share prices in the market place.

Sincerely,



Barbara J. Klinker

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755



Matthew Lepore
Vice President, Chief Counsel-Corporate Governance
Assistant General Counsel

December 22, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Pfizer Inc.*
Shareholder Proposal of Barbara Klinker
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by Barbara Klinker (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

RESOLVED: that the Board of Directors take the necessary steps to appoint an independent auditor who's charge shall be to evaluate the healthcare benefit plans for all Pfizer employees and retirees. The purpose of this evaluation is to verify that ALL will receive consistent and equal coverage, and that ALL will pay the same premium for the coverage. Also the audit shall verify that funds set aside for the various retiree plans are and will continue to be used for funding these benefits.

A copy of the Proposal is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information; and
- Rule 14a-8(i)(7) because the Proposal concerns matters relating to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

The Proponent submitted the Proposal to the Company in a letter dated December 4, 2009, which the Company received on November 9, 2009. *See* Exhibit A. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). In addition, the Proponent did not provide any evidence with the Proposal to satisfy the requirements of Rule 14a-8(b).

Accordingly, the Company sought verification from the Proponent of her eligibility to submit the Proposal. On November 19, 2009, which was within 14 calendar days of the

Company's receipt of the Proposal, the Company sent a letter via FedEx notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a shareholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. In addition, the Company attached to the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice stated that the Proponent must submit sufficient proof of ownership of Company shares, and further stated:

> Sufficient proof may be in the form of:
>
> - a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date you submitted the proposal, you continuously held the requisite number of Company shares for at least one year; or
>
> - if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of company shares for the one-year period.

FedEx records confirm delivery of the Deficiency Notice at 9:14 a.m. on November 23, 2009. *See* Exhibit C. As of the date of this letter, the Proponent has not responded to the Deficiency Notice by providing proof of ownership. *See* Exhibit D.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate her eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Time Warner Inc.* (avail. Feb. 19, 2009) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Time Warner's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"). *See also Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005); *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Moody's Corp.* (avail. Mar. 7, 2002). Moreover, the Staff has concurred in the exclusion of shareholder proposals based on a proponent's failure to provide *any* evidence of eligibility to submit a shareholder proposal. *See, e.g., General Motors Corp.* (avail. Feb. 19, 2008) (concurring with the exclusion of a proposal where the proponent failed to provide any response to a deficiency notice sent by the company). As in *General Motors*, the Proponent failed to provide any proof of ownership in response to the Deficiency Notice. The Proponent did respond to the Deficiency Notice in an email on November 27, 2009 and indicate that she had requested her broker to "provide the information regarding holding time for my shares." However, the Company has not received such proof of ownership. Therefore, consistent with past precedent, we believe that the Proposal may be excluded from the 2010 Proxy Materials.

The Proponent has failed to provide evidence satisfying the beneficial ownership requirements of Rule 14a-8(b) and has therefore not demonstrated eligibility under Rule 14a-8 to submit the Proposal. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Concerns Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to exclude from its proxy statement a shareholder proposal which relates to a matter of "ordinary business operations." The policy underlying Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" of the ordinary business exclusion. The first was that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal seeks an evaluation from an independent auditor to ensure that all employees and retirees receive the same healthcare benefits while paying the same premiums for coverage. As discussed in greater detail below, the Company's general administration of its benefits plans, including the healthcare coverage provided to its employees and retirees, is part of the Company's ordinary business operations, and thus the Proposal is excludable under Rule 14a-8(i)(7).

The Staff has concurred consistently that shareholder proposals relating to decisions about employee and retiree healthcare are excludable under Rule 14a-8(i)(7). *See General Motors Corp.* (avail. April 11, 2007) (concurring with the exclusion of a proposal seeking a report about managing rising healthcare costs without compromising the health or productivity of employees); *Target Corp.* (avail. Feb. 27, 2007) (concurring with the exclusion of a proposal requesting a report on the implications of rising healthcare costs and the company's plan to address them); *General Motors Corp.* (avail. Mar. 24, 2005) (concurring with the exclusion of a proposal requesting that the company "establish a directors committee to develop specific reforms for the health cost problem"); *General Motors Corp.* (avail. Mar. 15, 1991) (concurring with the exclusion of a proposal seeking healthcare coverage for the new spouses of widowed retirees who remarry); *Knight-Ridder, Inc.* (avail. Jan. 23, 1991) (concurring with the exclusion of a proposal requesting a report evaluating the company's healthcare benefits). Notably, where a proposal requested that a company "[e]liminate pension plan offsets and bring complete parity across the board to all existing pension plans equal to the highest pension plan offered to [the company's] employees," the Staff concurred with its exclusion under Rule 14a-8(i)(7) as relating to ordinary business ("i.e., employee benefits"). *ConocoPhillips* (avail. Feb. 2, 2005). The Proposal is similar to the proposal excluded in *ConocoPhillips* in that it requests parity in the benefits provided to all employees and retirees under the Company's healthcare benefits plans. ConocoPhillips noted in its letter requesting no-action relief that such a proposal should be excluded because it "attempts to regulate the Company's ability to determine appropriate pension benefits for its employees." Here too, the Proposal attempts to regulate the Company's ability to determine appropriate benefits for employees and retirees. Accordingly, we believe the Proposal may be excluded under Rule 14a-8(i)(7) because it relates to a matter of the Company's ordinary business operations.

Permitting the exclusion of a shareholder proposal relating specifically to employer-provided healthcare is consistent with the Staff's willingness to concur with the exclusion of shareholder proposals relating to employee benefits in general. *See AT&T Inc.* (avail. Nov. 19, 2008) (concurring with the exclusion of a proposal seeking to modify the company's pension plan eligibility provisions); *Citigroup Inc.* (avail. Dec. 31, 2007) (concurring with the exclusion of a proposal seeking a supplemental pension payment for qualified retirees); *Aetna Inc.* (avail. Feb. 14, 2005) (concurring with the exclusion of a proposal requesting that the company restore a subsidy for dental benefits for retirees). Similarly, proposals seeking to form special committees or appoint independent advisors to review or make recommendations regarding employee benefits have been determined to be excludable under Rule 14a-8(i)(7). *See General Motors Corp.* (avail. Mar. 24, 2005) (concurring with the exclusion of a proposal seeking to establish a committee to develop specific reforms for healthcare); *SBC Communications, Inc.* (avail. Jan. 3, 1997) (concurring with the exclusion of a proposal seeking to establish a pension overview committee); *McDonnell Douglas Corp.* (avail. Jan. 25, 1988) (concurring with the exclusion of a proposal seeking to form an inter-industry committee to devise pension, vacation and job security plan).

As the precedent cited above demonstrates, the Staff consistently has concurred that proposals relating to employee and retiree benefits, including healthcare benefits, are excludable because they relate to a company's ordinary business operations. For the reasons stated above, we believe the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-7513 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,



Matthew Lepore

ML/acp
Enclosures

cc: Barbara Klinker

100772394_11.DOC

EXHIBIT A

Amy W. Schulman
NOV 0 9 2009
Pfizer Legal

*** FISMA & OMB Memorandum M-07-16 ***

04 November 2009

The Pfizer Corporation
Ms. Amy W. Schulman, Senior VP, General Counsel and Corp. Secretary
235 East 42nd Street, New York, NY 10017-5755

Dear Ms. Schulman:

The following is my shareholder proposal for the next annual shareholders meeting:

Resolved: that the Board of Directors take the necessary steps to appoint an independent auditor who's charge shall be to evaluate the healthcare benefit plans for all Pfizer employees and retirees. The purpose of this evaluation is to verify that ALL will receive consistent and equal coverage, and that ALL will pay the same premium for the coverage. Also the audit shall verify that funds set aside for the various retiree plans are and will continue to be used for funding these benefits.

Reasons: It is well known that different classes of employees and retirees are currently receiving different and inconsistent healthcare benefits. It is possible that this may continue even though the corporate position is one that supports consistent and equal. The changes proposed for plan year 2010 are significant and add considerable cost to each person's benefit package. Additionally for the legacy retirees, their parent companies had well funded programs which Pfizer bought along with the legacy retirees. It is important to assure that the largest pharmaceutical company in the world has not used these funds inappropriately.

Sincerely,

Barbara J. Klinker

Barbara J Klinker,
Trustee, Barbara J
Klinker Living Trust

EXHIBIT B

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com



Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via FedEx

November 19, 2009

Ms. Barbara J. Klinker

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for 2010 Annual Meeting of Shareholders:

Resolved: The Board of Directors take the necessary steps to appoint an independent auditor to evaluate the healthcare benefit plans for all Pfizer employees and retirees. The purpose of the evaluation is to verify that all will receive consistent and equal coverage, and that all will pay the same premium. The audit shall verify that funds set aside for the various retiree plans are and will continue to be used for funding these benefits.

Dear Ms. Klinker:

This letter will acknowledge receipt on November 9, 2009 of your letter dated November 4, 2009 giving notice that you intend to sponsor the above proposal at our 2010 Annual Meeting of Shareholders.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that you must submit sufficient proof that you have continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on your proposal for at least one year as of the date you submitted the proposal to the company. To remedy this defect, you must provide sufficient proof of your ownership of the requisite number of company shares. Sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or bank) verifying that, as of the date you submitted the proposal, you continuously held the requisite number of shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of company shares for the one-year period.

Also, under Rule 14a-8, you must provide the company with a written statement that you intend to continue to hold the requisite number of shares of company common stock entitled to vote on the proposal through the date of the shareholder meeting at which the proposal will be voted on by the shareholders.

The rules of the Securities and Exchange Commission require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

If you have any questions with respect to the foregoing, please feel free to contact me directly.

Sincerely,



Suzanne Rolon

cc: Matthew Lepore – Vice President, Chief Counsel-Corporate Governance

Attachment

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your

response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT D

-----Original Message-----
From: Barbara Klinker *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 27, 2009 1:11 PM
To: Rolon, Suzanne Y.
Subject: Shareholder Proposal Requirements

Dear Ms. Rolon:

I have requested Schwab to provide the information regarding holding time for my shares.

I am also hereby notifying you that it is my intent to hold the requisite number of shares until at least one day after the shareholder's annual meeting.

Barbara J. Klinker

From: Rolon, Suzanne Y.
Sent: Monday, November 23, 2009 5:39 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Re: failure notice

Dear Ms. Klinker:

Thank you for your inquiries. In response to your first question, the proof of ownership letter or email would need to be from Charles Schwab, per Staff Legal Bulletin 14 (available at http://www.sec.gov/interps/legal/cfslb14.htm), which states the following:

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

A. The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

In response to your second question, it is sufficient to make your statement of intent to hold the requisite number of shares in an e-mail.

Sincerely,

Suzanne Rolon

-----Original Message-----
From: Barbara Klinker *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 23, 2009 11:23 AM
To: Rolon, Suzanne Y.
Subject: Fw: failure notice

> Dear Ms. Rolon,
>
> Regarding your letter of 19 November 2009, I have the
> following question.
>
> The custodian for my 400 shares of stock is Charles Schwab
> & Co. Inc. My investment advisor is John A. Wolfe and
> Associates. Is an email from my advisor stating how long I
> have held these shares sufficient for meeting Rule

> 14a-8(b)?
>
> I assume that my statement of intent to hold the shares
> through the date of the annual meeting must be mailed in
> hard copy. Is this also correct?
>
> Thank you, Barbara J. Klinker
>
>
>
>

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